SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO/A
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 2

                         Wesley Jessen VisionCare, Inc.
                       (Name of Subject Company (Issuer))

                              WJ Acquisition Corp.
                                   NOVARTIS AG
                      (Names of Filing Persons (Offerors))

                     Common Stock, Par Value $0.01 Per Share
                         Preferred Share Purchase Rights
                         (Title of Class of Securities)

                                    951018100
                      (CUSIP Number of Class of Securities)

                                 Robert Thompson
                              WJ Acquisition Corp.
                                   Novartis AG
                            c/o Novartis Corporation
                                608 Fifth Avenue
                               New York, NY 10020
                                 (212) 307-1122
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                    Copy to:

                             David W. Heleniak, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
    Transaction Valuation*                             Amount of Filing Fee**
--------------------------------------------------------------------------------
       $783,887,758.50                                       $156,777.56
--------------------------------------------------------------------------------

  * Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $38.50, the per share tender offer price, by 20,360,721, the sum of (i) 17,671,246 currently outstanding shares of Common Stock sought in the Offer, (ii) outstanding options with respect to 2,677,475 shares of Common Stock and (iii) 12,000 shares of Common Stock that could be purchased under the Company's employee discount purchase plans, in each case as of May 23, 2000.
**   Calculated as 1/50 of 1% of the transaction value.

     |X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:   $156,777.56   Filing Party:   Novartis AG
          Form or Registration No.: Schedule TO   Date Filed:    June 6, 2000

     |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which the statement relates:

     |X|  third-party tender offer subject to Rule 14d-1.
     |_|  issuer tender offer subject to Rule 13e-4.
     |_|  going-private transaction subject to Rule 13e-3.
     |_|  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer:

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on June 6, 2000, as amended (the "Schedule TO") by Novartis AG, a Swiss corporation ("Parent"), and WJ Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated preferred share purchase rights (together, the "Shares"), of Wesley Jessen VisionCare, Inc., a Delaware corporation (the "Company"), at a purchase price of $38.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 6, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.


Item 4.  Terms of the Transaction

         Item 4 of the Schedule TO is hereby amended and supplemented by including the following information:

         On June 30, 2000, CIBA Vision Corporation, an indirect wholly owned subsidiary of Parent ("CIBA Vision"), issued a press release announcing the extension of the Offer to 12:00 midnight, New York City time, on Tuesday, July 25, 2000. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on Monday, July 3, 2000. A copy of the press release issued by CIBA Vision and the Company with respect to the foregoing is filed herewith as Exhibit (a)(9) and is incorporated herein by reference.


Item 11. Additional Information

         Item 11 of the Schedule TO is hereby amended and supplemented by including the following information:

         On June 30, 2000, Parent and the Company received a request for additional information (a "Second Request") from the Federal Trade Commission with respect to the Offer. Accordingly, the waiting period under the HSR Act will expire ten days after Parent substantially complies with the Second Request or upon earlier termination by the Federal Trade Commission. A copy of the press release issued by CIBA Vision and the Company with respect to the foregoing is filed herewith as Exhibit (a)(9) and is incorporated herein by reference.


Item 12. Materials to be filed as Exhibits.

         Item 12 of the Schedule TO is hereby amended and supplemented by including the following information:

         (a)(9) Joint Press Release issued by CIBA Vision Corporation and the Company on June 30, 2000.


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

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 30, 2000


                            WJ ACQUISITION CORP.


                            By:    /s/   Robert Thompson
                               -------------------------------------------------
                                Name:    Robert Thompson
                                Title:   Chief Executive Officer and President

                            NOVARTIS AG


                            By:    /s/   Urs Barlocher
                               -------------------------------------------------
                                Name:    Urs Barlocher
                                Title:   General Counsel


                            By:    /s/   Martin P. Henrich
                                ------------------------------------------------
                                Name:    Martin P. Henrich
                                Title:   Associate General Counsel


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

                                  EXHIBIT INDEX

  Exhibit
    No.
----------
*(a)(1)        Offer to Purchase, dated June 6, 2000.

*(a)(2)        Form of Letter of Transmittal.

*(a)(3)        Form of Notice of Guaranteed Delivery.

*(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(5) Form of Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(7) Summary Advertisement as published in The Wall Street Journal on June 6, 2000.

*(a)(8) Joint Press Release issued by CIBA Vision Corporation, an indirect wholly owned subsidiary of Parent, and the Company on May 30, 2000.

 (a)(9) Joint Press Release issued by CIBA Vision Corporation and the Company on June 30, 2000.

  (b)          None.

*(d)(1) Agreement and Plan of Merger, dated as of May 30, 2000, among Parent, Purchaser and the Company.

*(d)(2) Confidentiality Agreement, dated May 10, 2000, between CIBA Vision Corporation and the Company.

  (g)          None.

  (h)          None.


----------

*  Previously filed.

                                 Exhibit (a)(9)


              NOVARTIS AND WESLEY JESSEN RECEIVE U.S. FEDERAL TRADE
                COMMISSION REQUEST FOR ADDITIONAL INFORMATION AND
                          NOVARTIS EXTENDS TENDER OFFER

Atlanta, GA, and Des Plaines, IL, June 30, 2000 - CIBA Vision Corporation, the eye care unit of Novartis AG (NYSE: NVS), and Wesley Jessen VisionCare, Inc. (NASDAQ: WJCO) today jointly announced that Novartis and Wesley Jessen have received a request for additional information and documentary material from the Federal Trade Commission. The waiting period under the Hart-Scott-Rodino Act will expire ten days after Novartis substantially complies with the FTC's request or upon earlier termination of the waiting period by the FTC. Novartis and Wesley Jessen are in continuing discussions with the FTC and hope to resolve the matter promptly.

CIBA Vision also announced that WJ Acquisition Corp., an indirect wholly owned subsidiary of Novartis, is extending the offer to acquire all outstanding shares of common stock of Wesley Jessen (and associated preferred share purchase rights) to 12:00 midnight, New York City time, on July 25, 2000. The offer was previously scheduled to expire at 12:00 midnight, New York City time, on Monday, July 3, 2000.

Based on the latest count of tendered shares, approximately 5,705,361 shares of Wesley Jessen common stock (and associated preferred share purchase rights) have been tendered and not withdrawn pursuant to the tender offer. In accordance with the terms of the Offer to Purchase, dated June 6, 2000, WJ Acquisition Corp. is exercising its option to extend the offer to allow stockholders who have not previously tendered to tender their shares.

As a consequence of the extension of the expiration date, holders of Wesley Jessen common stock may tender or withdraw shares until 12:00 midnight, on July 25, 2000, unless the offer is further extended.

The tender offer is being made through, and the foregoing is qualified in its entirety by reference to, Novartis' Offer to Purchase, dated June 6, 2000, and the related letter of transmittal. Wesley Jessen stockholders should read such documents completely prior to making any decision as to the tender offer.

FORWARD LOOKING STATEMENTS

The foregoing communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 (the "Safe Harbor Provisions"). CIBA Vision and Wesley Jessen are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise. The Safe Harbor Provisions are not applicable to the foregoing communications to the extent that they constitute tender offer materials and have not been judicially determined to be applicable to such communications to the extent that they constitute soliciting materials.


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

FOR FURTHER INFORMATION PLEASE CONTACT:

CIBA Vision Corporation
Kristie  Madara (678) 415-3646

Wesley Jessen
Kevin Ryan, CEO
Edward Kelley, CFO
(847) 294-3000

George Sard/David Reno
Sard Verbinnern & Co.
(212) 687-8080





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